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                                   EXHIBIT 18

                              Benjamin Moore & Co.
                   Letter re: Change in Accounting Principles
                    For the Three Months Ended March 31, 2000




May 12, 2000

Benjamin Moore & Co.
51 Chestnut Ridge Road
Montvale, New Jersey 07645

Dear Sirs:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2000, of the facts relating to your change in method of determining the cost of inventories at your two Canadian subsidiaries from the last-in, first-out ("LIFO") to the first-in, first-out ("FIFO") method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Benjamin Moore & Co. and Subsidiaries as of any date or for any period subsequent to December 31, 1999. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Benjamin Moore & Co. and Subsidiaries as of any date or for any period subsequent to December 31, 1999.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey





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